SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Morgan Stanley Emerging Markets Fund Inc

(Name of Issuer)

Closed End Fund

(Title of Class of Securities)

61744G107

(CUSIP Number)